SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2021

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Contents

Material Contained in this Report

Page

1.	ORIX’s Consolidated Financial Results for the fiscal year ended March 31, 2021 (April 1, 2020 – March 31, 2021) filed with the Tokyo Stock Exchange on Thursday May 13, 2021.

2.	English press release entitled, “Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2021 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2022.”

3.	English press release entitled, “Notice Regarding Repurchase of Own Shares.”

4.	English press release entitled, “Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation.”

5.	English press release entitled, “Announcement Regarding Management Changes.”

6.	English press release entitled, “Notice of Partial Amendment to ORIX’s Articles of Incorporation.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 13, 2021	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi
Member of the Board of Directors
Senior Managing Executive Officer
Responsible for Treasury and Accounting Headquarters
Responsible for Enterprise Risk Management Headquarters
Responsible for Corporate Communications Department
Assistant to CEO
ORIX Corporation

Consolidated Financial Results

April 1, 2020 –March 31, 2021

May 13, 2021

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2020 to March 31, 2021

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Year Ended March 31, 2021

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2021	2,292,708	0.5%	258,814	(4.0%)	287,561	(30.3%)	192,384	(36.4%)
March 31, 2020	2,280,329	(6.3%)	269,681	(18.1%)	412,561	4.3%	302,700	(6.5%)

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥226,266 million for the fiscal year ended March 31, 2021 (year-on-year change was a 7.8% decrease) and ¥245,509 million for the fiscal year ended March 31, 2020 (year-on-year change was a 21.1% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*2	Operating Margin
March 31, 2021	155.54	155.39	6.4%	2.2%	11.3%
March 31, 2020	237.38	237.17	10.3%	3.3%	11.8%

“Equity in Net Income of Affiliates” was a net gain of ¥481 million for the fiscal year ended March 31, 2021 and a net gain of ¥67,924 million for the fiscal year ended March 31, 2020.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts which are in single yen.
*Note 2:	“Return on Assets” is calculated based on “Income before Income Taxes.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2021	13,563,082	3,103,144	3,028,456	22.3%	2,487.77
March 31, 2020	13,067,528	3,065,835	2,993,608	22.9%	2,386.35

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”
“Shareholders’ Equity Per Share” is calculated based on “Total ORIX Corporation Shareholders’ Equity.”

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash, Cash Equivalents and Restricted Cash at End of Year
March 31, 2021	1,095,676	(1,203,252)	39,884	1,079,575
March 31, 2020	1,042,466	(1,470,486)	288,703	1,135,284

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2020	—	35.00	—	41.00	76.00	96,356	32.0%	3.3%
March 31, 2021	—	35.00	—	43.00	78.00	96,108	50.1%	3.2%

March 31, 2022 (Est.)	—	39.00	—	39.00	78.00	—	—	—

*Note 4:	Total dividends paid include dividends paid to the Board Incentive Plan Trust (¥123 million for the fiscal year ended March 31, 2020 and ¥169 million for the fiscal year ended March 31, 2021).

3. Forecast for the Year Ending March 31, 2022 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2022	250,000	29.9%

*Note 5:

Although forward-looking statements in this document are based on information currently available to, and assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements. For cautionary notes regarding assumptions for forward-looking statements, please refer to 1.Summary of Consolidated Financial Results (1) Summary of Financial Highlights “Outlook and Forecast”.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

*Note 6:	For details, please refer to “3. Financial Information (9) Changes in Significant Basis of Preparation of Consolidated Financial Statements” on page 21.

(3) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,285,724,480 as of March 31, 2021, and 1,324,629,128 as of March 31, 2020.

2. The number of treasury stock was 66,231,916 as of March 31, 2021, and 68,680,644 as of March 31, 2020.

3. The average number of outstanding shares was 1,236,897,189 for the fiscal year ended March 31, 2021, and 1,275,165,730 for the fiscal year ended March 31, 2020.

The Company’s shares held through the Board Incentive Plan Trust (2,154,248 shares as of March 31, 2021 and 1,476,828 shares as of March 31, 2020) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Summary of Financial Highlights

Financial Results for the Fiscal Year Ended March 31, 2021

		Fiscal Year ended March 31, 2020	Fiscal Year ended March 31, 2021	Change
				Amount	Percent
Total Revenues	(millions of yen)	2,280,329	2,292,708	12,379	1%
Total Expenses	(millions of yen)	2,010,648	2,033,894	23,246	1%
Income before Income Taxes	(millions of yen)	412,561	287,561	(125,000)	(30)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	302,700	192,384	(110,316)	(36)%
Earnings Per Share (Basic)	(yen)	237.38	155.54	(81.84)	(34)%
(Diluted)	(yen)	237.17	155.39	(81.78)	(34)%
ROE*1	(%)	10.3	6.4	(3.9)	—
ROA*2	(%)	2.40	1.44	(0.96)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2020 to March 31, 2021)

Total revenues for the consolidated fiscal year ended March 31, 2021 (hereinafter, “the fiscal year”) increased 1% to ¥2,292,708 million compared to the previous fiscal year due to increases in life insurance premiums and related investment income, and gains on investment securities and dividends despite decreases in services income, and operating leases revenues.

Total expenses increased 1% to ¥2,033,894 million compared to the previous fiscal year due to an increase in life insurance costs despite decreases in interest expense, and services expense.

On the other hand, equity in net income of affiliates for the fiscal year decreased 99% to ¥481 million compared to the previous fiscal year and gains on sales of subsidiaries and affiliates and liquidation losses, net for the fiscal year decreased 69% to ¥23,300 million compared to the previous fiscal year.

Due to the above results and the impact of coronavirus disease 2019 (hereinafter, “COVID-19”), income before income taxes for the fiscal year decreased 30% to ¥287,561 million compared to the previous fiscal year and net income attributable to ORIX Corporation shareholders decreased 36% to ¥192,384 million compared to the previous fiscal year.

Segment Information

Total segment profits for the fiscal year decreased 28% to ¥318,891 million compared to the previous fiscal year. Segment profits increased in each of Environment and Energy, Insurance and Banking and Credit while segment profits in each of Corporate Financial Services and Maintenance Leasing, Real Estate, PE Investment and Concession, Aircraft and Ships, ORIX USA, ORIX Europe and Asia and Australia decreased.

Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, resulting in a reorganization of our reportable segments. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.

Since April 1, 2020, the selling, general and administrative expenses that should be borne by the ORIX Group, which were initially charged to its respective segments, have been included in the difference between segment total profits and consolidated amounts for the fiscal year. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.

Since April 1, 2020, Accounting Standards Update 2016-13 (“Measurement of Credit Losses on Financial Instruments”—ASC 326 (“Financial Instruments—Credit Losses”)) (hereinafter, “Credit Losses Standard”) has been adopted. For further information, see “3. Financial Information (9) Changes in Significant Basis of Preparation of Consolidated Financial Statements—Significant Accounting Policies—(Adoption of New Accounting Standards).”

Segment information for the fiscal year is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and IT-related equipment; Yayoi

	Year ended March 31, 2020	Year ended March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	428,036	429,799	1,763	0
Segment Profits	62,978	59,149	(3,829)	(6)

	As of March 31, 2020	As of March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,789,693	1,658,571	(131,122)	(7)

Segment revenues totaled ¥429,799 million, remaining substantially unchanged from the previous fiscal year. This was due to an increase in operating leases revenues from the rental of IT-related equipment, mostly offset by lower finance revenues resulting from decreases in financial assets and lower sales of goods.

Segment profits decreased 6% to ¥59,149 million due to increases in costs of operating leases and services expense, and the absence of bargain purchase gains recorded in relation to companies acquired in our corporate financial services business during the previous fiscal year.

Segment assets decreased 7% to ¥1,658,571 million compared to the end of the previous fiscal year. This decrease was due to decreases in net investment in leases, installment loans, and investment in operating leases.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Year ended March 31, 2020	Year ended March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	468,086	359,798	(108,288)	(23)
Segment Profits	80,182	24,684	(55,498)	(69)

	As of March 31, 2020	As of March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	821,194	872,095	50,901	6

Our operating facilities have experienced temporary closure and low occupancy rates during the fiscal year due to the impact of COVID-19. Consequently, services income from our facility operations business decreased. Also, DAIKYO INCORPORATED and its subsidiaries experienced a decrease in services income from real estate contract work due to the dissipation of increased last-minute demand before the consumption tax hike in Japan during the previous fiscal year, as well as a decrease in sales of real estate. In addition, there was a decrease in gains on sales of real estate under operating leases. As a result, segment revenues decreased 23% to ¥359,798 million compared to the previous fiscal year.

Due to the above-mentioned reasons as well as the absence of gains on the sale of a subsidiary which operates senior housings, which had been recorded during the previous fiscal year, segment profits decreased 69% to ¥24,684 million compared to the previous fiscal year despite a decrease in services expense from our facility operations business.

Investment in operating leases decreased due to the sales of real estate under operating leases. However, this decrease was offset by increases in inventories and advances for finance lease and operating lease. As a result, segment assets increased 6% to ¥872,095 million compared to the end of the previous fiscal year.

PE Investment and Concession: Private equity investment and concession

	Year ended March 31, 2020	Year ended March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	296,365	331,222	34,857	12
Segment Profits	44,110	3,431	(40,679)	(92)

	As of March 31, 2020	As of March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	322,522	378,698	56,176	17

Segment revenues increased 12% to ¥331,222 million compared to the previous fiscal year. This increase was due to an increase in sales of goods by our investees, despite a decrease in services income resulting from the sale of a subsidiary during the previous fiscal year.

Due to the impact of COVID-19, the number of passengers and flights at our three airports in Kansai decreased substantially, resulting in a decrease in equity in net income of affiliates in our concession business. Also, due to the absence of gains on the sale of a subsidiary in our private equity business, which had been recorded during the previous fiscal year, segment profits decreased 92% to ¥3,431 million compared to the previous fiscal year.

Segment assets increased 17% to ¥378,698 million compared to the end of the previous fiscal year. This increase was due to increases in goodwill and investment in operating leases associated with the acquisition of subsidiaries during the fiscal year.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels and electricity storage system; recycling and waste management

	Year ended March 31, 2020	Year ended March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	148,423	143,187	(5,236)	(4)
Segment Profits	11,625	28,563	16,938	146

	As of March 31, 2020	As of March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	478,796	506,666	27,870	6

Segment revenues decreased 4% to ¥143,187 million compared to the previous fiscal year due to a decrease in services income resulting from a decrease in electricity sales.

Segment profits increased 146% to ¥28,563 million compared to the previous fiscal year. This increase was due to the recording of gains of sales of an investee involved in wind power generation business in India.

Segment assets increased 6% to ¥506,666 million compared to the end of the previous fiscal year. This increase was due to an increase in investments in affiliates, despite a decrease in property under facility operations.

Insurance: Life insurance

	Year ended March 31, 2020	Year ended March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	371,387	491,894	120,507	32
Segment Profits	44,833	55,119	10,286	23

	As of March 31, 2020	As of March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,580,158	1,959,521	379,363	24

Segment revenues increased 32% to ¥491,894 million compared to the previous fiscal year. This increase was due to an increase in life insurance premiums in line with an increase in new insurance contracts, as well as an increase in life insurance related investment income from variable life insurance contracts.

Due to the above-mentioned reasons as well as the recording of reversals of policy liability reserves due to the reduction of minimal guarantee risk related to variable life insurance contracts, etc., segment profits increased 23% to ¥55,119 million compared to the previous fiscal year.

Segment assets increased 24% to ¥1,959,521 million compared to the end of the previous fiscal year due to an increase in investment in securities.

Banking and Credit: Banking and consumer finance

	Year ended March 31, 2020	Year ended March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	84,355	83,724	(631)	(1)
Segment Profits	39,096	48,030	8,934	23

	As of March 31, 2020	As of March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	2,603,736	2,690,627	86,891	3

Segment revenues decreased 1% to ¥83,724 million compared to the previous fiscal year. This decrease was due to a decrease in finance revenues due to a decrease in installment loans in ORIX Credit notwithstanding increases in services income generated from the mortgage bank business of ORIX Credit and finance revenues derived from real estate investment loans in our banking business.

Segment profits increased 23% to ¥48,030 million compared to the previous fiscal year resulting from a decrease in provision for credit losses during the fiscal year, which was due to the impacts of a decrease in new loan executions as well as low default rates in ORIX Credit.

Segment assets increased 3% to ¥2,690,627 million compared to the end of the previous fiscal year due to an increase in the balance of real estate investment loans in our banking business.

Aircraft and Ships: Aircraft leasing and management; ship-related finance and investment

	Year ended March 31, 2020	Year ended March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	64,650	31,617	(33,033)	(51)
Segment Profits	45,287	3,755	(41,532)	(92)

	As of March 31, 2020	As of March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	585,304	601,762	16,458	3

Segment revenues decreased 51% to ¥31,617 million compared to the previous fiscal year. This was due to a decrease in operating leases revenues resulting from decreases in both the number of aircraft owned and the number of aircraft sold, a decrease in fee income resulting from the decrease in the number of aircraft sold to investors in our aircraft leasing business, and the absence of sales of ships, which had been recorded during the previous fiscal year.

Due to the above-mentioned decrease in revenues and a decrease in equity in net income of affiliates from Avolon Holdings Limited, segment profits decreased 92% to ¥3,755 million compared to the previous fiscal year.

Segment assets increased 3% to ¥601,762 million compared to the end of the previous fiscal year. This increase was due to increases in installment loans and investment in operating leases in our ship-related business.

ORIX USA: Finance, investment and asset management in the Americas

	Year ended March 31, 2020	Year ended March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	135,709	138,017	2,308	2
Segment Profits	56,690	43,614	(13,076)	(23)

	As of March 31, 2020	As of March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,374,027	1,220,081	(153,946)	(11)

Segment revenues increased 2% to ¥138,017 million compared to the previous fiscal year. This increase was due to an increase in finance revenues from an increase in the number of new executions in our real estate loan origination and servicing business and an increase in gains on investment securities and dividends in our investing business in the Americas, despite a decrease in services income resulting from a sale of an asset management-related business.

Due to the absence of gains on sales of equity interests of Houlihan Lokey, Inc., etc., which had been recorded during the previous fiscal year, segment profits decreased 23% to ¥43,614 million compared to the previous fiscal year.

Segment assets decreased 11% to ¥1,220,081 million compared to the end of the previous fiscal year due to a decrease in installment loans.

ORIX Europe: Equity and fixed income asset management

	Year ended March 31, 2020	Year ended March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	148,524	160,798	12,274	8
Segment Profits	43,778	37,886	(5,892)	(13)

	As of March 31, 2020	As of March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	317,847	369,546	51,699	16

Segment revenues increased 8% to ¥160,798 million compared to the previous fiscal year. This increase was due to an increase in gains on investment securities and dividends.

Segment profits decreased 13% to ¥37,886 million due to the absence of gains on sales of certain business units which had been recorded during the previous fiscal year, despite a decrease in selling, general and administrative expenses.

Segment assets increased 16% to ¥369,546 million compared to the end of the previous fiscal year. This was due to an increase in investment in securities, as well as increases in goodwill, intangible assets acquired in business combinations due to the effect of changes in foreign exchange rates.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Year ended March 31, 2020	Year ended March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Revenues	137,797	128,309	(9,488)	(7)
Segment Profits	14,673	14,660	(13)	(0)

	As of March 31, 2020	As of March 31, 2021	Change
	(millions of yen)	(millions of yen)	Amount (millions of yen)	Percent (%)
Segment Assets	1,010,268	1,084,222	73,954	7

Segment revenues decreased 7% to ¥128,309 million compared to the previous fiscal year. The decrease was due to decreases in services income and finance revenues, as well as the absence of gains on investment securities of an investee in Asia which had been recorded during the previous fiscal year.

Despite the recognition of gains on sales of subsidiaries and affiliates in Asia, due to the above-mentioned revenues decline and, a decrease in equity in net income of affiliates due to the recording of an impairment loss on an investment in affiliates, segment profits remained substantially unchanged compared to the previous fiscal year at ¥14,660 million.

Segment assets increased 7% to ¥1,084,222 million compared to the end of the previous fiscal year. This increase was due to increases in installment loans and investment in operating leases.

Outlook and Forecast

The spread of COVID-19 has had a major impact on the global economy, and it is difficult to predict when it will converge. However, we have sufficient liquidity and our funding has a high long-term debt ratio. Thus, we continue to seek new investments.

Although forward-looking statements in this document are attributable to current information available to us and are based on assumptions deemed reasonable by us, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

(2) Summary of Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2020	As of March 31, 2021	Change
				Amount	Percent
Total Assets	(millions of yen)	13,067,528	13,563,082	495,554	4%
(Segment Assets)		10,883,545	11,341,789	458,244	4%
Total Liabilities	(millions of yen)	9,991,362	10,459,938	468,576	5%
(Short-term and Long-term Debt)		4,616,186	4,724,102	107,916	2%
(Deposits)		2,231,703	2,317,785	86,082	4%
Shareholders’ Equity	(millions of yen)	2,993,608	3,028,456	34,848	1%
Shareholders’ Equity Per Share	(yen)	2,386.35	2,487.77	101.42	4%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP.
2:	Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 4% to ¥13,563,082 million compared to the end of the previous fiscal year due to an increase in investment in securities despite decreases in net investment in leases, installment loans and property under facility operations, and furthermore, an increase in allowance for credit losses compared to allowance for doubtful receivables on finance leases and probable loan losses as of the end of the previous fiscal year as a result of the adoption the Credit Losses Standard. In addition, segment assets increased 4% to ¥11,341,789 million compared to the end of the previous fiscal year.

Total liabilities increased 5% to ¥10,459,938 million compared to the end of the previous fiscal year due to increases in deposits, long-term debt, and policy liabilities and policy account balances despite decreases in short-term debt and trade notes, accounts and other payable.

Shareholders’ equity increased 1% to ¥3,028,456 million compared to the end of the previous fiscal year.

Summary of Cash Flows

Cash, cash equivalents and restricted cash decreased by ¥55,709 million to ¥1,079,575 million compared to the end of the previous fiscal year.

Cash flows provided by operating activities were ¥1,095,676 million during the fiscal year, up from ¥1,042,466 million during the previous fiscal year. This change resulted primarily from an increase in life insurance premiums due to an increase in in-force life insurance contracts, partially offset by a decrease in services income.

Cash flows used in investing activities were ¥1,203,252 million during the fiscal year, down from ¥1,470,486 million during the previous fiscal year. This change resulted primarily from a decrease in installment loans made to customers, partially offset by a decrease in proceeds from sales of operating lease assets.

Cash flows provided by financing activities were ¥39,884 million during the fiscal year, down from ¥288,703 million during the previous fiscal year. This change resulted primarily from a decrease in deposits due to customers, partially offset by an increase in proceeds from debt with maturities longer than three months.

(3) Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2021 and the Fiscal Year Ending March 31, 2022

We aim to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen our business foundation and make investments for future growth. At the same time, we strive to make stable and sustainable distribution of dividends at a level in line with our business performance. In addition, with regards to the decision of whether to buy back our shares, we aim to act with swiftness while considering various factors such as the adequate level of our retained earnings, the soundness of our financial condition and external factors such as changes in the business environment, share price and our trend and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2021 has been decided at 78.00 yen per share (interim dividend paid was 35.00 yen per share and year-end dividend has been decided at 43.00 yen per share). The payout ratio for the fiscal year ended March 31, 2021 was 50.1%, up 18.1% from the previous fiscal year. The annual dividend for the next fiscal year ending March 31, 2022 is forecasted at 78.00 yen per share (forecasted interim dividend of 39.00 yen and year-end dividend of 39.00 yen) as well as 78.00 yen per share in the previous fiscal year ended March 31, 2021.

(4) Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2021, we believe no additional items have arisen concerning “Risk Factors” as stated in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on June 29, 2020.

2. Consideration in the Selection of Accounting Standard

We have been preparing our financial statements in accordance with U.S. GAAP. We believe that U.S. GAAP is the accounting standard that most appropriately reflects our business activities in our financial reporting.

Reporting in U.S. GAAP enables us to maintain consistency and comparability with past financial results and we believe that is beneficial to our stakeholders.

3. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

		(millions of yen)
Assets		As of March 31, 2020	As of March 31, 2021
Cash and Cash Equivalents		982,666	951,242
Restricted Cash		152,618	128,333
Net Investment in Leases		1,080,964	1,029,518
Installment Loans		3,740,486	3,670,784
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥90,893 million
March 31, 2021	¥63,272 million
Allowance for Doubtful Receivables on Finance Leases and Probable Loan Losses		(56,836)	0
Allowance for Credit Losses		0	(78,945)
Investment in Operating Leases		1,400,001	1,408,189
Investment in Securities		2,245,323	2,660,443
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥25,295 million
March 31, 2021	¥9,384 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2021
Amortized Cost	¥2,026,767 million
Allowance for Credit Losses	¥120 million
Property under Facility Operations		562,485	491,855
Investment in Affiliates		821,662	887,764
Trade Notes, Accounts and Other Receivable		312,744	354,334
Inventories		126,013	142,156
Office Facilities		203,930	246,399
Other Assets		1,495,472	1,671,010
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥18,206 million
March 31, 2021	¥6,297 million

Total Assets		13,067,528	13,563,082

Liabilities and Equity
Short-term Debt		336,832	307,269
Deposits		2,231,703	2,317,785
Trade Notes, Accounts and Other Payable		282,727	260,712
Policy Liabilities and Policy Account Balances		1,591,475	1,822,422
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2020	¥300,739 million
March 31, 2021	¥266,422 million
Current and Deferred Income Taxes		356,350	363,460
Long-term Debt		4,279,354	4,416,833
Other Liabilities		912,921	971,457

Total Liabilities		9,991,362	10,459,938

Redeemable Noncontrolling Interests		10,331	0

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		257,638	259,361
Retained Earnings		2,754,461	2,744,588
Accumulated Other Comprehensive Income (Loss)		(118,532)	(84,650)
Treasury Stock, at Cost		(121,070)	(111,954)

Total ORIX Corporation Shareholders’ Equity		2,993,608	3,028,456
Noncontrolling Interests		72,227	74,688

Total Equity		3,065,835	3,103,144

Total Liabilities and Equity		13,067,528	13,563,082

Note 1:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2020	As of March 31, 2021
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	(5,001)	(16,208)
Debt valuation adjustments	1,457	558
Defined benefit pension plans	(26,375)	(21,073)
Foreign currency translation adjustments	(72,471)	(36,456)
Net unrealized losses on derivative instruments	(16,142)	(11,471)

Total	(118,532)	(84,650)

Note 2:

Credit Losses Standard has been adopted since April 1, 2020, and the amounts of allowance for doubtful receivables on finance leases and probable loan losses have been reclassified to allowance for credit losses. For further information, see “(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements—Significant Accounting Policies—(Adoption of New Accounting Standards)”.

Note 3:

Allowance for credit losses on loans to affiliates are recorded in investment in affiliates since the second quarter of fiscal 2021. Before fiscal 2020, there were no allowance for probable loan losses on affiliates.

(2) Condensed Consolidated Statements of Income (Unaudited)

		(millions of yen)
	Year ended March 31, 2020	Year ended March 31, 2021
Revenues :
Finance revenues	276,864	271,194
Gains on investment securities and dividends	22,499	46,097
Operating leases	430,665	397,065
Life insurance premiums and related investment income	367,778	487,550
Sales of goods and real estate	406,511	410,953
Services income	776,012	679,849

Total Revenues	2,280,329	2,292,708

Expenses :
Interest expense	99,138	78,068
Costs of operating leases	289,604	295,628
Life insurance costs	269,425	374,348
Costs of goods and real estate sold	354,006	347,721
Services expense	483,914	439,233
Other (income) and expense	14,925	17,125
Selling, general and administrative expenses	460,199	456,795
Provision for doubtful receivables and probable loan losses	24,425	0
Provision for credit losses	0	16,021
Write-downs of long-lived assets	3,043	3,020
Write-downs of securities	11,969	5,935

Total Expenses	2,010,648	2,033,894

Operating Income	269,681	258,814

Equity in Net Income of Affiliates	67,924	481
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	74,001	23,300
Bargain Purchase Gain	955	4,966

Income before Income Taxes	412,561	287,561

Provision for Income Taxes	105,837	90,747

Net Income	306,724	196,814

Net Income Attributable to the Noncontrolling Interests	3,640	4,453

Net Income (Loss) Attributable to the Redeemable Noncontrolling Interests	384	(23)

Net Income Attributable to ORIX Corporation Shareholders	302,700	192,384

Note 1:

Credit Losses Standard has been adopted since April 1, 2020 and the amounts of provision for doubtful receivables and probable loan losses have been reclassified to provision for credit losses. For further information, see “(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements—Significant Accounting Policies—(Adoption of New Accounting Standards)”.

Note 2:	Provision for credit losses of loans to affiliates are recorded in equity in net income of affiliates since the second quarter of fiscal 2021.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)
	Year Ended March 31, 2020	Year Ended March 31, 2021
Net Income :	306,724	196,814

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(22,456)	(11,182)
Net change of debt valuation adjustments	875	(899)
Net change of defined benefit pension plans	1,529	5,330
Net change of foreign currency translation adjustments	(31,664)	36,246
Net change of unrealized gains (losses) on derivative instruments	(8,556)	4,782
Total other comprehensive income (loss)	(60,272)	34,277

Comprehensive Income	246,452	231,091

Comprehensive Income Attributable to the Noncontrolling Interests	756	5,128

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	187	(303)

Comprehensive Income Attributable to ORIX Corporation Shareholders	245,509	226,266

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

	(millions of yen)
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2019	221,111	257,625	2,555,585	(61,343)	(75,904)	2,897,074	56,127	2,953,201

Contribution to subsidiaries						0	17,047	17,047
Transaction with noncontrolling interests		241		2		243	1,340	1,583
Comprehensive income, net of tax:
Net income			302,700			302,700	3,640	306,340
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(22,390)		(22,390)	(66)	(22,456)
Net change of debt valuation adjustments				875		875	0	875
Net change of defined benefit pension plans				1,527		1,527	2	1,529
Net change of foreign currency translation adjustments				(28,917)		(28,917)	(2,550)	(31,467)
Net change of unrealized gains (losses) on derivative instruments				(8,286)		(8,286)	(270)	(8,556)

Total other comprehensive income (loss)						(57,191)	(2,884)	(60,075)

Total comprehensive income						245,509	756	246,265

Cash dividends			(103,824)			(103,824)	(3,043)	(106,867)
Acquisition of treasury stock					(45,720)	(45,720)	0	(45,720)
Disposal of treasury stock		(334)			554	220	0	220
Other, net		106				106	0	106

Balance at March 31, 2020	221,111	257,638	2,754,461	(118,532)	(121,070)	2,993,608	72,227	3,065,835

Cumulative effect of adopting Accounting Standards Update 2016-13			(42,855)			(42,855)	(71)	(42,926)

Balance at April 1, 2020	221,111	257,638	2,711,606	(118,532)	(121,070)	2,950,753	72,156	3,022,909

Contribution to subsidiaries						0	18,225	18,225
Transaction with noncontrolling interests		1,700				1,700	(8,688)	(6,988)
Comprehensive income, net of tax:
Net income			192,384			192,384	4,453	196,837
Other comprehensive income
Net change of unrealized gains (losses) on investment in securities				(11,207)		(11,207)	25	(11,182)
Net change of debt valuation adjustments				(899)		(899)	0	(899)
Net change of defined benefit pension plans				5,302		5,302	28	5,330
Net change of foreign currency translation adjustments				36,015		36,015	511	36,526
Net change of unrealized gains on derivative instruments				4,671		4,671	111	4,782

Total other comprehensive income						33,882	675	34,557

Total comprehensive income						226,266	5,128	231,394

Cash dividends			(95,164)			(95,164)	(12,133)	(107,297)
Acquisition of treasury stock					(55,443)	(55,443)	0	(55,443)
Disposal of treasury stock		(227)	(0)		322	95	0	95
Cancellation of treasury stock			(64,237)		64,237	0	0	0
Other, net		250	(1)			249	0	249

Balance at March 31, 2021	221,111	259,361	2,744,588	(84,650)	(111,954)	3,028,456	74,688	3,103,144

Note: Changes in the redeemable noncontrolling interests are not included in the table.

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	(millions of yen)
	Year ended March 31, 2020	Year ended March 31, 2021
Cash Flows from Operating Activities:
Net income	306,724	196,814
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	304,204	315,955
Principal payments received under net investment in leases	474,110	419,907
Provision for doubtful receivables and probable loan losses	24,425	—
Provision for credit losses	—	16,021
Equity in net (income) loss of affiliates (excluding interest on loans)	(65,764)	837
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(74,001)	(23,300)
Bargain purchase gain	(955)	(4,966)
Gains on sales of securities other than trading	(18,886)	(15,228)
Gains on sales of operating lease assets	(51,072)	(26,358)
Write-downs of long-lived assets	3,043	3,020
Write-downs of securities	11,969	5,935
Decrease in trading securities	63,681	12,103
(Increase) Decrease in inventories	11,938	(12,061)
(Increase) Decrease in trade notes, accounts and other receivable	12,348	(12,657)
Decrease in trade notes, accounts and other payable	(3,853)	(1,947)
Increase in policy liabilities and policy account balances	70,120	230,947
Other, net	(25,565)	(9,346)

Net cash provided by operating activities	1,042,466	1,095,676

Cash Flows from Investing Activities:
Purchases of lease equipment	(948,445)	(709,999)
Installment loans made to customers	(1,527,000)	(1,198,978)
Principal collected on installment loans	1,134,142	1,139,608
Proceeds from sales of operating lease assets	339,504	138,912
Investment in affiliates, net	(44,140)	(112,922)
Proceeds from sales of investment in affiliates	79,950	41,730
Purchases of available-for-sale debt securities	(711,973)	(709,349)
Proceeds from sales of available-for-sale debt securities	249,427	285,836
Proceeds from redemption of available-for-sale debt securities	82,754	31,859
Purchases of equity securities other than trading	(53,616)	(56,314)
Proceeds from sales of equity securities other than trading	34,145	30,532
Purchases of property under facility operations	(44,466)	(43,954)
Acquisitions of subsidiaries, net of cash acquired	(134,894)	(82,163)
Sales of subsidiaries, net of cash disposed	91,835	57,722
Other, net	(17,709)	(15,772)

Net cash used in investing activities	(1,470,486)	(1,203,252)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	16,182	(42,136)
Proceeds from debt with maturities longer than three months	924,779	1,171,350
Repayment of debt with maturities longer than three months	(832,881)	(1,013,937)
Net increase in deposits due to customers	304,182	85,737
Cash dividends paid to ORIX Corporation shareholders	(103,824)	(95,164)
Acquisition of treasury stock	(45,720)	(55,443)
Contribution from noncontrolling interests	23,994	24,487
Purchases of shares of subsidiaries from noncontrolling interests	(4,501)	(4,791)
Net increase (decrease) in call money	10,000	(17,500)
Other, net	(3,508)	(12,719)

Net cash provided by financing activities	288,703	39,884

Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	(8,979)	11,983

Net decrease in Cash, Cash Equivalents and Restricted Cash	(148,296)	(55,709)

Cash, Cash Equivalents and Restricted Cash at Beginning of Year	1,283,580	1,135,284

Cash, Cash Equivalents and Restricted Cash at End of Year	1,135,284	1,079,575

Note:

Credit Losses Standard has been adopted since April 1, 2020, and the amounts of provision for doubtful receivables and probable loan losses have been reclassified to provision for credit losses. For further information, see “(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements—Significant Accounting Policies—(Adoption of New Accounting Standards)”.

(6) Assumptions for Going Concern

There is no corresponding item.

(7) Segment Information (Unaudited)

Segment Information by Sector

						(millions of yen)

	Year ended March 31, 2020		Year ended March 31, 2021		March 31, 2020	March 31, 2021
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets

Corporate Financial Services and Maintenance Leasing	428,036	62,978	429,799	59,149	1,789,693	1,658,571
Real Estate	468,086	80,182	359,798	24,684	821,194	872,095
PE Investment and Concession	296,365	44,110	331,222	3,431	322,522	378,698
Environment and Energy	148,423	11,625	143,187	28,563	478,796	506,666
Insurance	371,387	44,833	491,894	55,119	1,580,158	1,959,521
Banking and Credit	84,355	39,096	83,724	48,030	2,603,736	2,690,627
Aircraft and Ships	64,650	45,287	31,617	3,755	585,304	601,762
ORIX USA	135,709	56,690	138,017	43,614	1,374,027	1,220,081
ORIX Europe	148,524	43,778	160,798	37,886	317,847	369,546
Asia and Australia	137,797	14,673	128,309	14,660	1,010,268	1,084,222

Segment Total	2,283,332	443,252	2,298,365	318,891	10,883,545	11,341,789

Difference between Segment Total and Consolidated Amounts	(3,003)	(30,691)	(5,657)	(31,330)	2,183,983	2,221,293

Consolidated Amounts	2,280,329	412,561	2,292,708	287,561	13,067,528	13,563,082

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

Since April 1, 2020, the operating segments regularly reviewed by the chief operating decision maker to make decisions about resource allocations and assess performance have been changed, resulting in a reorganization of our reportable segments from six segments to ten segments for the fiscal year ended March 31, 2021. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.

Note 3:

Since April 1, 2020, the selling, general and administrative expenses that should be borne by the ORIX Group, which were initially charged to its respective segments, have been included in the difference between segment total profits and consolidated amounts for the fiscal year ended March 31, 2021. As a result of this change, segment data for the previous fiscal year has been retrospectively restated.

Note 4:

Credit Losses Standard has been adopted since April 1, 2020. For further information, see “(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements—Significant Accounting Policies—(Adoption of New Accounting Standards).”

Note 5:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

(8) Per Share Data (Unaudited)

	Year ended March 31, 2020	Year ended March 31, 2021

		(millions of yen)
Net Income Attributable to ORIX Corporation Shareholders	302,700	192,384

		(thousands of shares)
Weighted-average shares	1,275,166	1,236,897
Effect of Dilutive Securities -
Stock compensation	1,153	1,197

Weighted-average shares for diluted EPS computation	1,276,319	1,238,094

		(yen)
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic	237.38	155.54
Diluted	237.17	155.39

		(yen)
Shareholders’ equity per share	2,386.35	2,487.77

Note:	In fiscal 2020 and 2021, there was no stock compensation which was antidilutive.

(9) Changes in Significant Basis of Preparation of Consolidated Financial Statements

Significant Accounting Policies

(Adoption of New Accounting Standards)

In June 2016, the Credit Losses Standard was issued, and related amendments were issued thereafter. These updates significantly change how companies measure and recognize credit impairment for many financial assets. The new current expected credit loss model requires companies to immediately recognize an estimate of credit losses expected to occur over the remaining life of the financial assets that are within the scope of these updates. These updates also make targeted amendments to the current impairment model for available-for-sale debt securities. The Company and its subsidiaries adopted these updates on April 1, 2020 through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period. The allowance for credit losses for financial assets such as installment loans, net investment in leases and off-balance-sheet credit exposures such as financial guarantees and loan commitments was increased due to the changes of the measurement of the allowance for credit losses. The effect of the adoption of these updates on the Company and its subsidiaries’ financial position at the adoption date was an increase of ¥ 31,745 million in the allowance for credit losses for financial assets, an increase of ¥ 28,294 million in other liabilities related to off-balance sheet credit exposures and a decrease of ¥ 42,855 million in retained earnings in the consolidated balance sheets as of April 1, 2020.

In January 2017, Accounting Standards Update 2017-04 (“Simplifying the Test for Goodwill Impairment”—ASC 350 (“Intangible—Goodwill and Other”)) was issued. This Update eliminates Step 2 from the conventional two-step goodwill impairment test. Instead, goodwill impairments would be measured by the amount by which the carrying amount exceeds the reporting unit’s fair value. This Update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it is more likely than not that the goodwill is impaired, to perform Step 2 of the goodwill impairment test. The Company and its subsidiaries adopted this Update on April 1, 2020. The adoption of this update had no material impact on the Company and its subsidiaries’ results of operation or financial position.

(10) Notes to Consolidated Financial Statements

(Subsequent Events)

There are no material subsequent events.

Announcement Regarding Dividend for the Fiscal Year Ended March 31, 2021 and Annual Dividend Forecast for the Fiscal Year Ending March 31, 2022

TOKYO, Japan—May 13, 2021—ORIX Corporation (“ORIX”) announced the details relating to the expected dividend for the fiscal year ended March 31, 2021. The final amount of the said dividend will be determined by the Board of Directors to be held on May 20, 2021. The annual dividend forecast for the fiscal year ending March 31, 2022 is also included in this announcement as below.

Dividend Detail for the Fiscal Year Ended March 31, 2021

	Amount Decided	Previous Dividend Forecast	Dividend Paid for the Fiscal Year Ended March 31, 2020
Record Date	March 31, 2021	March 31, 2021	March 31, 2020
Dividend Per Share (Annual)	43.00 yen (78.00 yen)	41.00 yen (76.00 yen)	41.00 yen (76.00 yen)
Total Dividend Amount (Annual)	52,438 million yen (96,108 million yen)	—	51,493 million yen (96,356 million yen)
Effective Date	June 7, 2021	—	June 18, 2020
Source of Dividend	Retained earnings	—	Retained earnings

Basic Profit Distribution Policy

ORIX aims to increase shareholder value by utilizing profits earned from business activities that were secured primarily as retained earnings, to strengthen its business foundation and make investments for future growth. At the same time, ORIX strives to make stable and sustainable distribution of dividends at the level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, ORIX aims to act with flexibility and swiftness while considering various factors such as the adequate level of retained earnings, the soundness of its financial condition and external factors such as changes in the business environment, share price and its trend and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2021 has been decided at 78.00 yen per share (interim dividend paid was 35.00 yen per share and year-end dividend has been decided at 43.00 yen per share) . The payout ratio for the fiscal year ended March 31, 2021 was 50.1%, up 18.1% from the previous fiscal year.

Annual Dividend Forecast for the Fiscal Year Ending March 31, 2022

The spread of COVID-19 has continued to have a major impact on the global economy, and it is still difficult to forecast the earnings for the current fiscal year. However, as ORIX focuses on a stable and sustainable distribution of dividends to shareholders ,the annual dividend for the fiscal year ending March 31, 2022 is forecasted at 78.00 yen per share (forecasted interim dividend of 39.00 yen and year-end dividend of 39.00 yen).

Dividend Per Share
	Interim	Fiscal Year End	Annual
Dividend Forecast	39.00 yen	39.00 yen	78.00 yen

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 31 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2021)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2020 – March 31, 2021.”

Notice Regarding Repurchase of Own Shares

TOKYO, Japan—May 13, 2021—ORIX Corporation (“ORIX”) hereby announces that its Board of Directors passed a resolution approving the matters required under Article 156, Paragraph 1 of the Companies Act for the repurchase of its own shares, to be implemented pursuant to Article 459, Paragraph 1 of the Companies Act and Article 34 of the Articles of Incorporation.

1.	Reason for Repurchase of Own Shares

ORIX will repurchase its own shares in order to enhance shareholder returns and improve capital efficiency.

2.	Details of Share Repurchase

(1)	Class of shares to be repurchased: Common shares

(2)	Total number of shares: Up to 50,000,000 shares

(approx.4.1% of the total outstanding shares (excluding treasury shares))

(3)	Total purchase price of shares to be repurchased: Up to 50 billion yen

(4)	Repurchase Period: From May 17, 2021 to March 31, 2022

(5)	Method of share repurchase: Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

1.	Policies for Share Cancellation

At the Board of Directors meeting held on October 28, 2019, ORIX approved a policy regarding cancellation of its own shares under which, in principle, ORIX shall maintain a total number of its own shares equal to approximately 5% of the total number of issued shares (at maximum) and shall cancel the shares exceeding such amount. The actual number of shares cancelled will be announced after completing the repurchase stated above.

2.	Status of Treasury Shares as of March 31, 2021

Total outstanding shares (excluding treasury shares): 1,219,492,564 shares

Treasury shares: 66,231,916 shares

*	The Company’s shares held through the Board Incentive Plan Trust (2,154,248 shares) are not included in the number of treasury shares.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 31 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2021)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2020 – March 31, 2021.”

Announcement Regarding Candidates for Member of the Board of Directors and Member Composition of the Three Committees of ORIX Corporation

TOKYO, Japan—May 13, 2021—ORIX Corporation (TSE: 8591; NYSE: IX) today made public an announcement that the Nominating Committee has decided the candidates for Member of the Board of Directors. The nominations are scheduled to be finalized at the 58th Annual General Meeting of Shareholders of the Company on June 25, 2021.

The Company announced that it decided the composition of the Audit, Nominating and Compensation Committees in the Board of Directors meeting held today. All members of the Nominating, Audit and Compensation Committees are composed of outside directors. The nominations are scheduled to be finalized at the Board of Directors meeting after the 58th Annual General Meeting of Shareholders of the Company on June 25, 2021. Candidates for the 12 Member of the Board of Directors positions (including 6 Outside Directors) are as follows:

Makoto Inoue	Heizo Takenaka (Outside Director)
Shuji Irie	Michael Cusumano (Outside Director)
Shoji Taniguchi	Sakie Akiyama (Outside Director)
Satoru Matsuzaki	Hiroshi Watanabe (Outside Director)
Stan Koyanagi	Aiko Sekine (Outside Director)
Yoshiteru Suzuki	Chikatomo Hodo (Outside Director, newly nominated)

Details on Candidates for New Member of the Board of Directors (Outside Director)

Chikatomo Hodo (Born July 31, 1960)

Sep.1982	Joined Accenture Japan Ltd.
Sep.2005	Representative Director, Accenture Japan Ltd.
Apr.2006	Representative Director and President, Accenture Japan Ltd.
Sep.2015	Director and Chairman, Accenture Japan Ltd. (retired on August 2017)
Sep.2017	Director and Senior Corporate Advisor, Accenture Japan Ltd. (retired as a Director on June 2018)
Jun.2018	Outside Director, Konica Minolta Inc. (present position)
Jul.2018	Senior Corporate Advisor, Accenture Japan Ltd. (present position)
Jun.2019	Outside Director, Mitsubishi Chemical Holdings Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors

Mr. Chikatomo Hodo is a candidate for new Member of the Board of Directors (Outside Director). He served as a Representative Director and President of Accenture Japan Ltd., and currently serves as a Senior Corporate Advisor of Accenture Japan Ltd. He has a wealth of knowledge and experience as a corporate management and digital business.

The Nominating Committee has appointed him as a candidate for new Member of the Board of Directors (Outside Director) because it has determined he can be expected to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Details on Candidates for Member of the Board of Directors (Outside Director)

Heizo Takenaka (Born March 3, 1951)

Apr.1990	Assistant Professor, Faculty of Policy Management at Keio University
Apr.1996	Professor, Faculty of Policy Management at Keio University (retired on October 2006)
Apr.2001	Minister of State for Economic and Fiscal Policy
Sep.2002	Minister of State for Financial Services and for Economic and Fiscal Policy
Jul.2004	Elected to House of Councillors
Sep.2004	Minister of State for Economic and Fiscal Policy and Communications and Privatization of Postal Services
Oct.2005	Minister for Internal Affairs and Communications and Privatization of Postal Services
Dec.2006	Director, Academyhills (present position)
Aug.2009	Chairman and Director, PASONA Group Inc. (present position)
Apr.2010	Professor, Faculty of Policy Management at Keio University (retired on March 2016)
Jun.2015	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Apr.2016

Professor, Faculty of Regional Development Studies at Toyo University (currently Faculty of Global and Regional Studies at Toyo University) (retired on March 2021)

Director, Center for Global Innovation Studies at Toyo University (retired on March 2021)

Jun.2016	Board of Directors (Outside Director), SBI Holdings, Inc. (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Mr. Heizo Takenaka is a candidate for Member of the Board of Directors (Outside Director). He served successively as Minister of State for Economic and Fiscal Policy, Minister of State for Financial Services, Minister of State for Communications and Privatization of Postal Services and Minister for Internal Affairs. He has a deep understanding of the environment and events of business management and economics and financial policies both in Japan and overseas.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Audit Committee, pointing to important matters regarding company management, using his expertise in economics and financial policies.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Michael Cusumano (Born September 5, 1954)

Jul.1986	Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology
Jul.1996	Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present position)
Jul.2007	Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology (retired on March 2016)
Apr.2016	Special Vice President and Dean, Tokyo University of Science (retired on May 2017)
Apr.2019	Member of the Board of Directors (Outside Director), Ferratum Plc (present position)
Jun.2019	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Apr.2020	Senior Specially Appointed Professor, Tokyo University of Science (present position)
Jul.2020	Deputy Dean, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Mr. Michael Cusumano is a candidate for Member of the Board of Directors (Outside Director). He currently serves as Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology, and as a global authority has a deep understanding of business strategy and technology management.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Compensation Committee, pointing to important matters regarding company management, using his expertise in business strategy and technology management.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Sakie Akiyama (Born December 1, 1962)

Apr.1987	Joined Arthur Andersen & Co. (retired on March 1994)
Apr.1994	Founded Saki Corporation Representative Director and Chief Executive Officer, Saki Corporation (retired on September 2018)
Oct.2018	Founder, Saki Corporation (present position)
Jun.2019	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Member of the Board of Directors (Outside Director), Sony Corporation (present position)
Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd. (present position)
Jun.2020	Member of the Board (Outside Director), Mitsubishi Corporation (present position)

Basis for candidacy for appointment as a Member of the Board of Directors (Outside Director)

Ms. Sakie Akiyama is a candidate for Member of the Board of Directors (Outside Director). She founded Saki Corporation and served as a Representative Director and Chief Executive Officer of Saki Corporation. She has wide-ranging experience and knowledge of corporate management.

As Chairperson of the Nominating Committee, she has actively expressed his opinions and made proposals, leading discussions and deliberations on members of the Board of Directors and executive officers suitable for the Company’s business operations.

The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Hiroshi Watanabe (Born June 26, 1949)

Apr.1972	Joined the Ministry of Finance
Jan.2003	Director-General, International Bureau, Ministry of Finance
Jul.2004	Vice Minister of Finance for International Affairs, Ministry of Finance (retired on July 2007)
Oct.2007	Special Advisor, Japan Center for International Finance (retired on September 2008)
Apr.2008	Professor, Graduate School of Commerce and Management / Faculty of Commerce and Management at Hitotsubashi University (retired on September 2008)
Oct.2008	Deputy Governor, Japan Finance Corporation (retired on March 2012)
Apr.2012	Deputy Governor, Japan Bank for International Cooperation
Dec.2013	Governor, Japan Bank for International Cooperation (retired on June 2016)
Oct.2016	President, Institute for International Monetary Affairs (present position)
Jun.2017	Outside Director, Mitsubishi Materials Corporation (present position)
Jun.2020	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)

Basis for candidacy for appointment a Member of the Board of Directors

Mr. Hiroshi Watanabe is a candidate for Member of the Board of Directors (Outside Director). He served successively as in key positions at Ministry of Finance Japan and Governor of Japan Bank for International Cooperation, and currently serves as President of Institute for International Monetary Affairs. He has a wealth of knowledge and experience as a finance and economic expert both in Japan and overseas, wide-ranging experience and knowledge of corporate management.

He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Compensation Committee and Audit Committee, pointing to important matters regarding company management, using his expertise in finance and economic both in Japan and overseas.

The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint.

Aiko Sekine (Born May 13, 1958)

Apr.1981	Joined Citibank, N.A., Tokyo Branch (retired on January 1984)
Oct.1985	Joined Aoyama Audit Corporation
Mar.1989	Certified as Public Accountant, Japan
Jul.2001	Partner of Chuo Aoyama Audit Corporation (retired on August 2006)
Sep.2006	Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Aarata LLC) (retired on July 2016)
Jul.2007	Executive Board Member of Japanese Institute of Certified Public Accountants
Jan.2008	Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired on December 2010)
Jul.2010	Deputy President of Japanese Institute of Certified Public Accountants
Jul.2016	Chairman and President of Japanese Institute of Certified Public Accountants (retired on July 2019)
Jan.2019	Member of the Nominating Committee, International Federation of Accountants
Jul.2019	Advisor of Japanese Institute of Certified Public Accountants (present position)
Jun.2020	Member of the Board of Directors (Outside Director), ORIX Corporation (present position)
Outside Audit & Supervisory Board Member, Sumitomo Riko Company Limited (present position)
Outside Audit & Supervisory Board Member, IHI Corporation (present position)
Sep.2020	Professor, Waseda University, Faculty of Commerce (present position)
Oct.2020	Trustee, International Valuation Standards Council (present position)

Basis for candidacy for appointment as a Member of the Board of Directors

Ms. Aiko Sekine is a candidate for Member of the Board of Directors (Outside Director). She served on government and institutional finance and accounting councils both in Japan and overseas, and served as Partner of Aarata Audit Corporation and Chairman and President of Japanese Institute of Certified Public Accountants. She has extensive knowledge as a professional accountant.

As Chairperson of the Audit Committee, she has received periodic reports from the Company’s internal audit unit and actively expressed her opinions and made proposals, while leading discussions on the effectiveness of the Company’s internal control system.

The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company’s management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint.

Nominating Committee

3 Members (Outside Directors: 3)

Chairperson: Sakie Akiyama

Members: Hiroshi Watanabe and Aiko Sekine

Audit Committee

3 Members (Outside Directors: 3)

Chairperson: Aiko Sekine

Members: Hiroshi Watanabe and Chikatomo Hodo

Compensation Committee

3 Members (Outside Directors: 3)

Chairperson: Heizo Takenaka

Members: Michael Cusumano and Chikatomo Hodo

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 31 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2021)

Caution Concerning Forward Looking Statements:

These documents May contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2020 – March 31, 2021.”

Announcement Regarding Management Changes

Tokyo, Japan—May 13, 2021—ORIX Corporation (“ORIX”) today made public an announcement regarding management changes.

∎	Management Changes (Effective as of June 25, 2021)

New Position	Present Position	Name
Member of the Board of Directors (Outside Director)	(Newly nominated)	Chikatomo Hodo
Retire	Member of the Board of Directors (Outside Director)	Ryuji Yasuda

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 31 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2021)

Caution Concerning Forward Looking Statements:

These documents May contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2020 – March 31, 2021.”

Notice of Partial Amendment to ORIX’s Articles of Incorporation

TOKYO, Japan—May 13, 2021—ORIX Corporation (hereinafter, “ORIX”) announced today that it was resolved at its Board of Directors’ meeting held on May 13, 2021, that a proposal for “Partial Amendment to ORIX’s Articles of Incorporation” will be submitted as one of the agenda for the 58th Annual General Meeting of Shareholders to be held on June 25, 2021, as detailed below.

1.	Reason for the Proposals

In order to reflect more accurately the current business activities of ORIX and its subsidiaries and clarify its businesses, we propose to add a new business purpose to Article 2 of ORIX’s current Articles of Incorporation. (Add Article 2(14))

2.	Details of the Amendment

(changes are underlined)
Current Articles of Incorporation	Proposed Articles of Incorporation
Article 2. (Purposes) The purpose of the Company shall be to engage in the following businesses:	Article 2. (Purposes) The purpose of the Company shall be to engage in the following businesses:

(1) ~ (13) [Omitted]	(1) ~ (13) [No Change]

[New Provision]	(14) Power generation business

(14) ~ (24) [Omitted]	(15) ~ (25) [No Change]

3.	Date of Amendment of the Articles of Incorporation

The amendment shall be effective on and from June 25, 2021.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 31 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2021)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2020 – March 31, 2021.”